400 Collins Road NE Cedar Rapids, IA 52498

July 30, 2012

Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Rockwell Collins, Inc.

Form 10-K for the fiscal year ended September 30, 2011 (our Form 10-K)

Filed November 15, 2011

File No. 001-16445

Dear Mr. Shenk:

Reference is made to your letter dated June 5, 2012 (the Comment Letter) and our initial response to the Comment Letter which we submitted on July 6, 2012 (our Response Letter). We appreciate the time spent by Mr. Doug Jones of your staff in discussion with us on July 20, 2012. As discussed with Mr. Jones during our July 20, 2012 telephone call, the purpose of this letter is to revise a portion of our previously submitted Response Letter to better clarify our intended future disclosures in response to your comment #1.

For ease of reference, comment #1 from your Comment Letter has been presented in bold text below. Our revised response, incorporating the factors we discussed during our July 20, 2012 telephone call, is included under the heading “Response.” We have underlined the substantive additions to our prior response, all of which we believe help provide additional clarification.

Form 10-K for Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis

Results of Operations

Segment Financial Results, page 24

1.	In the discussion of the operating earnings of each segment in the fiscal 2011 Form 10-K and subsequent Form 10-Qs, you cite changes in sales along with the related costs and associated operating earnings. For each current period for each segment, it is noted that the associated margin percentage of these changes in sales is materially disproportionate to that segment’s earnings as a percent of the segment’s revenue but there is no analysis of the disproportionality. For example, in the fiscal 2011 Form 10-K for the Commercial segment for 2011, the $223 million sales increase and associated incremental earnings of $114 million cited computes to a margin of 51.1%, whereas the segment’s earnings as a percent of its sales was only 19.1% for the year. Please explain to us and disclose the reason for the disproportionality that exists in each period.

Response (revised on July 30, 2012):

We confirm that our future MD&A disclosures will clarify the reasons for the disproportionality between operating earnings (which is net of SG&A and other relevant overhead costs) and the variable gross margins attributable to incremental (or lower) sales volumes. The reasons for the disproportionality cited in your letter are explained in greater detail below, but primarily result from: (i) the relatively high gross profit margins we realize on sales in order to recoup our substantial up-front investments in research and development (R&D) and (ii) our ability to leverage the fixed costs present in our shared service operating model across higher sales volumes.

As with most businesses operating in the Aerospace and Defense industry, the cost profile of our Company is characterized by the presence of both variable and fixed (overhead) costs. Examples of fixed costs present in our operating model include substantial investments in company funded R&D expense, depreciation, amortization of intangible assets, leased facility and equipment costs, and other non-variable items. Our 2011 Form 10-K currently provides detail about many of these items. Page 20 of our 2011 Form 10-K, for example, provides detail of company-funded R&D expense for each of our segments. Similarly, footnote 25 (page 86 of our 2011 Form 10-K) provides disclosure of depreciation and amortization expense by reportable segment. Facilities are discussed in Item 2 of our 2011 Form 10-K (page 13) with additional disclosure of rent expense found in footnote 21 (page 83 of our 2011 Form 10-K). Because of our substantial up-front investment in R&D, the gross profit we realize from follow on sales must be sufficiently high to allow us to recoup our fixed costs.

Another fundamental characteristic of our Company that is discussed on pages 17-18 of our 2011 Form 10-K is our integrated structure and shared service operating model. Under our shared service operating model, certain functions and processes are leveraged for the benefit of the entire organization. By applying common tools and systems across our businesses, we can better manage our fixed cost structure. For example, in periods of adverse market conditions and declining sales volume, we react quickly and implement restructuring plans to align our cost profile as needed (see page 17 and also footnote 24 of our 2011 Form 10K for recent examples of this). When sales volumes increase, the shared service model allows us to operate in a lean fashion, delivering higher earnings without incurring significant increases to overhead costs. The disproportionality between the 19.1% operating margin reported by Commercial Systems for 2011 and the 51.1% incremental margin that resulted from the higher sales volume is a result of leveraging the fixed costs present in our shared service operating model.

In response to your comment, when disproportionality exists between total segment operating margins and the margins achieved on incremental sales volumes, we will enhance our future disclosure by including additional clarifying statements in the Overview and Outlook section of our MD&A (found on pages 17 -28 of the 2011 Form 10-K), similar to the following:

We evaluate performance and allocate resources based upon, among other considerations, segment operating earnings, as defined in Note 25 of the Notes to Consolidated Financial Statements in Item 8 below. One of the key metrics that we often use to describe changes in operating income for each segment is the incremental (or reduced) earnings derived from higher (or lower) sales volumes. Similarly, the variable gross margin derived from these incremental (or reduced) earnings is often used to describe changes in operating margins (computed as segment operating earnings as a percent of segment sales). This metric is described below.

We have a highly integrated business reliant upon a shared service operating platform. Under our shared service operating model, certain functions and processes are utilized for the benefit of the entire organization. The integrated nature of our business also allows us to leverage product and service capabilities across our segments in a manner we believe is unique in our industry. Our fixed cost structure includes substantial investments in company funded R&D expense, leased facility and equipment costs, and other non-variable items such as depreciation and amortization of intangible assets. By applying common tools and systems across our businesses, we can better manage our fixed cost structure and maximize our R&D investments as technological advancements developed by one side of our business may be shared with the other. This integration is evidenced by our product and technology centers of excellence in areas such as displays, communication, navigation and surveillance, through which we apply our core competencies to solutions in both Government and Commercial Systems.

By leveraging the fixed costs present in our shared service operating model, we typically can deliver higher earnings on incremental sales volumes as variable gross margins for our core products and services in Commercial Systems tend to be approximately 40 to 50 percent. We calculate our variable gross margin as segment sales less direct cost of sales, which includes direct materials, labor, and applicable overhead allocations. Other components of cost of sales, such as company funded R&D expense, are excluded from variable gross margins. In this regard, variable gross margins are typically in excess of the total segment operating earnings, as total segment operating earnings contemplate all segment costs, including company funded R&D expense and selling, general, and administrative costs. Variable gross margins in our Government Systems business can often approximate those realized in Commercial Systems, as a significant portion of Government Systems revenues are derived from firm-fixed price contracts with commercial terms. The variable gross margin realized by Government Systems on cost-reimbursable contracts and early stage development programs tends to be lower.

Our discussion of Commercial Systems sales and operating earnings on page 29 of the 2011 Form 10-K would also be revised prospectively as follows:

$223 million sales increase discussed in the Commercial Systems sales section above resulted in a $109 million increase in costs and incremental earnings of $114 million, at a variable gross margin of 51 percent, which is consistent with the variable gross margins typically reported for this business.

*****

If you require additional information, please contact Marsha Schulte, Vice President, Finance and Controller, at (319) 295-7102. You may also contact me at (319) 295-7210.

Sincerely,

/s/ Patrick E. Allen

Patrick E. Allen

Senior Vice President and Chief Financial Officer

Rockwell Collins, Inc.

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